UAM FUND SERVICES, INC.
211 CONGRESS STREET - 4TH FLOOR
BOSTON, MASSACHUSETTS  02110


VIA EDGAR

February 17, 2000

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549

Re:		UAM Funds Trust (the "Fund")
Post-Effective Amendment No. 36  to the
Fund's Registration Statement on Form N-1A
(File Nos. 33-79858/811-8544)


Dear Sir or Madam:

On October 15, 1999, the Fund filed Post-Effective
Amendment No. 36 to its Registration Statement on Form
N-1A (Accession Number 000950109-99-003666) (the
"Filing"). The Fund filed the Filing pursuant to Rule 485(a) under the Securities Act of 1933 to register an indefinite number of shares of the Dwight
Interest Income Portfolio. The Fund is currently not prepared to publicly offer shares of the Dwight
Interest Income Portfolio and, therefore, respectfully requests that you withdraw the Filing.
The Fund does expect to offer shares of the portfolio in the future and will file an appropriate amendment to its registration statement at that time.

Please call me at (617) 542-5440, if you have any questions or comments regarding the filing.

Thank you for your time and cooperation.

Very truly yours,

/s/ Martin J. Wolin

Martin J. Wolin
Associate General Counsel


Cc:	Keith A. Gregory